UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 30, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Starkey Ranch Controlled Subsidiary - Odessa, FL

On March 10, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Starkey Ranch Controlled Subsidiary”) for an initial purchase price of approximately $4,265,000, which was the initial stated value of our equity interest in a new investment round in the Starkey Ranch Controlled Subsidiary (the “Starkey Ranch Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Starkey Ranch Controlled Subsidiary, for an initial purchase price of approximately $38,375,000 (the “Starkey Ranch Interval Fund Investment” and, together with the Starkey Ranch Balanced II eREIT Investment, the “Starkey Ranch Investment”). The Starkey Ranch Controlled Subsidiary used the proceeds to acquire a stabilized garden style multifamily property totaling 384 units located in Odessa, FL (the “Starkey Ranch Property”). More detail on this acquisition can be found here.

On December 30, 2021, the Starkey Ranch Controlled Subsidiary refinanced the Starkey Ranch Property via a $64,501,000 Freddie Mac loan from KeyBank (the “Starkey Ranch Senior Loan”). The Starkey Ranch Senior Loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over the Secured Overnight Financing Rate (“SOFR”).

In connection with the closing of the Starkey Ranch Senior Loan, the Starkey Ranch Controlled Subsidiary received a cash distribution of approximately $16,063,000 net of closing costs.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:        January 6, 2022